

October 28, 2011

Via Facsimile
Mr. Paul W. Boyd
Chief Financial Officer
Miller Energy Resources, Inc. (formerly Miller Petroleum, Inc.)
3651 Baker Highway
Huntsville, TN 37756

> **Re: Miller Energy Resources, Inc. (formerly Miller Petroleum, Inc.)**
> **Form 10-K/A for Fiscal Year Ended April 30, 2010**
> **Filed July 28, 2010**
> **Form 10-K/A for Fiscal Year Ended April 30, 2011**
> **Filed August 29, 2011**
> **File No. 001-34732**

Dear Mr. Boyd:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for Fiscal Year Ended April 30, 2010

Net Reserves at April 30, page 4

1.   In comment 3 of our July 26, 2011 letter we requested "…line item schedules for the projected unit production costs used in your third party reserve report and from the historical costs you cite." Your August 16, 2011 response included only a schedule of actual incurred costs for March, April, and May 2011. Please furnish to us a similar schedule for the projected production costs used in your third party report.

2.   In our prior comment 6, we asked for support for the proved undeveloped reserves attributed to the RU 17 location mapped in the Northern Step Out 2 fault block. You provided us with the results of a drill stem test which resulted in minimum amounts of

recovery. These results do not appear to be of sufficient magnitude to claim proved reserves. Please amend your document to remove these reserve volumes or present evidence that recovery is reasonably certain (i.e., much more likely than not).

Exhibit 99.1

3.   We note that your third party engineering report presents probable and possible reserves estimates. However, there is no such disclosure in your Form 10-K. Either revise your Form 10-K to provide such information as set forth by Item 1202(a) of Regulation S-K or revise the exhibit to reduce the probable and possible reserves estimates.

Form 10-K/A for Fiscal Year Ended April 30, 2011

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 18. Correction of Immaterial Errors, pages F-27 through F-29

4.   We note you have recorded significant corrections for errors for the fiscal year ended April 30, 2010. These corrections for fiscal 2010 appear to be material on an individual line item basis and also appear to have been recorded subsequent to the issuance of your audit report for fiscal 2010. Please tell us:

- if these corrections were audited by either your current or prior audit firm and, if so, please amend your filing to include an audit report that includes language indicating they have audited this footnote. If neither audit firm has reviewed this footnote, the adjusted fiscal 2010 financials should be labeled as unaudited until an audit report can be filed;

- how you have evaluated the materiality of these error corrections under SAB Topic 1:M; and

- how your current disclosure complies with the Correction of an Error in Previously Issued Financial Statements guidance pursuant to ASC 250-10-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Bob Carroll at (202) 551-3362 or Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact Ron Winfrey at (202) 551-3704 if you have any questions regarding the engineering comments.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief